SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JANUARY TRAFFIC RISES TO 7.0M GUESTS

Ryanair Holdings plc today (Wed, 2 Feb) released January traffic statistics as follows:

	JAN 2021	JAN 2022
TRAFFIC	1.3m	7.0m*
L. FACTOR	69%	79%

Ryanair operated over 46,400 flights in January with a 79% load factor.

PREVIOUS MONTHS	GUESTS	LOAD FACTOR
July	9.3m	80%
August	11.1m	82%
September	10.6m	81%
October	11.3m	84%
November	10.2m	86%
December	9.5m*	81%

* DEC & JAN TRAFFIC BADLY AFFECTED BY OMICRON TRAVEL RESTRICTIONS.

ENDS

For further information
 please contact:                             Press Office                            Piaras Kelly
                                           Ryanair DAC                         Edelman Ireland
                                           Tel: +353-1-9451799              Tel: +353-1-6789333
                                           press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 February, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary